# Prospectus Supplement

**Security Life of Denver Insurance Company and its Security Life Separate Account L1, Security Life Separate Account A1, Security Life Separate Account S-L1 and Security Life Separate Account S-A1**

**Supplement dated January 20, 2005, to your current Variable Annuity/Life Insurance Prospectus**

This supplement updates certain information contained in your current variable annuity/life insurance prospectus. Please read it carefully and keep it with your product prospectus for future reference.

# NOTICE OF FUND SUBSTITUTIONS

Security Life of Denver Insurance Company (the "Company") and Security Life Separate Account L1, Security Life Separate Account A1, Security Life Separate Account S-L1 and Security Life Separate Account S-A1 (the "Variable Accounts") have filed an application with the Securities and Exchange Commission to permit certain funds in which the sub-accounts of the Variable Accounts invest (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

**Reasons for the Substitution.** The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Company's products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Company's products makes those products more costly to administer. The Company believes that making available affiliated funds, generally managed by third party asset managers, will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Company to respond to concerns identified in their due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance, customer service, operational support, regulatory investigations, legal proceedings and claims.

**The Substitute Funds.**

Each of the Substitute Funds is or will be a series of ING Investors Trust, ING Partners, Inc. or ING Variable Products Trust. The Board of ING Investors Trust has approved the creation of the ING FMR Earnings Growth Portfolio, the ING JP Morgan Value Opportunities Portfolio, the ING Marsico International Opportunities Portfolio, the ING MFS Utilities Portfolio, the ING Pioneer Mid Cap Value Portfolio and the ING Pioneer Portfolio in order to implement the substitutions. Other changes to certain of the other Substitute Funds (such as reductions in fees and expenses) have also been approved by the applicable Substitute Fund Board in anticipation of the substitutions. The Board of ING Variable Products Trust is anticipated to approve the creation of the ING VP Government Securities Portfolio in order to implement the substitutions. These actions are necessary to meet the conditions of the substitutions and shall be effective prior to the effective date of the substitutions. With the exception of the ING VP Government Securities Portfolio, the information about the Substitute Funds in this supplement reflects the actions as approved by the applicable Board of each of the Substitute Funds.

Not all of the Replaced Funds may be available through your variable annuity contract/life insurance policy. Please refer to your product prospectus for the list of Replaced Funds available to you.

The following funds are involved in the substitutions:

| Replaced Funds | Substitute Funds |
|---|---|
| AIM V.I. Health Sciences Fund - Series I | ING Evergreen Health Sciences Portfolio - Class S |
| AIM V.I. Capital Appreciation Fund - Series I | ING Evergreen Omega Portfolio - Class I |
| Alger American Leveraged AllCap Portfolio - Class O | |
| Putnam VT New Opportunities Fund - Class IB | |
| Putnam VT Voyager Fund - Class IB | |
| Alger American Growth Portfolio - Class O | ING FMR Earnings Growth Portfolio - Class I |
| AIM V.I. Small Company Growth Fund - Series I | ING JP Morgan Small Cap Equity Portfolio - Class I |
| Putnam VT Growth and Income Fund - Class IB | ING JP Morgan Value Opportunities Portfolio - Class S |
| Janus Aspen International Growth Portfolio - Institutional Shares | ING Marsico International Opportunities Portfolio - Class I |
| Janus Aspen International Growth Portfolio - Service Shares | ING Marsico International Opportunities Portfolio - Class S |
| AIM.V.I. Utilities Fund - Series I | ING MFS Utilities Portfolio - Class S |
| Van Eck Worldwide Bond Fund - Initial Class | ING Oppenheimer Strategic Income Portfolio - Service Class |
| Pioneer Mid Cap Value VCT Portfolio - Class I | ING Pioneer Mid Cap Value Portfolio - Class I |
| AIM V.I. Core Stock Fund - Series I | ING Pioneer Portfolio - Class S |
| Alger American MidCap Growth Portfolio - Class O | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
| AIM V.I. Total Return Fund - Series I | ING UBS U.S. Balanced Portfolio - Class S |
| AIM V.I. Government Securities Fund - Series I | ING VP Government Securities Portfolio - Class 1 [1] |
| AIM V.I. High Yield Fund - Series I | ING VP High Yield Bond Portfolio - Class I |
| Van Eck Worldwide Real Estate Fund - Initial Class | ING VP Real Estate Portfolio - Class S |

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[1] The ING VP Government Securities Portfolio is still in its formative stages. Consequently, there is no additional information in this supplement about its fees and expenses, its investment adviser/subadviser and its investment objective. This information will be provided to you in future supplements/prospectuses.

**Important Information about the Proposed Substitutions.**

- Prior to the effective date of the substitutions you will receive another prospectus supplement which will indicate the effective date of the substitutions and reiterate your rights related to the substitutions. You will also receive a prospectus for each of the Substitute Funds.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a sub-account which invests in a Replaced Fund to any other sub-account or the fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions all amounts you have allocated to a sub-account which invests in a Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a sub-account which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your policy value immediately before the substitutions will equal your policy value immediately after the substitutions.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The fees and expenses of each Substitute Fund are more fully described below.
- The investment objective and policies of each Substitute Fund are substantially the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described below.

**Substitute Fund Fees and Expenses.** The following table shows the investment advisory fees and other expenses charged annually by each of the Substitute Funds. The figures are a percentage of the average net assets of each fund as of the effective date of the substitutions as approved or anticipated to be approved by the applicable Board of the Substitute Funds. See the prospectuses of the Substitute Funds for more information concerning these fees and expenses.

| Fund Name | Management Fees | Distribution (12b-1) Fees | Other Expenses | Total Gross Annual Fund Expenses | Fees and Expenses Waived or Reimbursed | Total Net Annual Fund Expenses |
|---|---|---|---|---|---|---|
| ING Evergreen Health Sciences Portfolio - Class S | 0.75% | -- | 0.26% | 1.01% | -- | 1.01% |
| ING Evergreen Omega Portfolio - Class I | 0.60% | -- | 0.01% | 0.61% | -- | 0.61% |
| ING FMR Earnings Growth Portfolio - Class I | 0.62% | -- | 0.15% | 0.77% | 0.02% [1] | 0.75% |
| ING JP Morgan Small Cap Equity Portfolio - Class I | 0.90% | -- | 0.00% | 0.90% | -- | 0.90% |
| ING JP Morgan Value Opportunities Portfolio - Class S | 0.40% | -- | 0.40% | 0.80% | 0.02% [1] | 0.78% |
| ING Marsico International Opportunities Portfolio - Class I | 0.54% | -- | 0.17% | 0.71% | 0.03% [1] | 0.68% |
| ING Marsico International Opportunities Portfolio - Class S | 0.54% | -- | 0.42% | 0.96% | 0.03% [1] | 0.93% |
| ING MFS Utilities Portfolio - Class S | 0.60% | -- | 0.40% | 1.00% | -- | 1.00% |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 0.50% | -- | 0.29% | 0.79% | 0.04% | 0.75% [2] |
| ING Pioneer Mid Cap Value Portfolio - Class I | 0.75% | -- | 0.01% | 0.76% | -- | 0.76% |
| ING Pioneer Portfolio - Class S | 0.75% | -- | 0.26% | 1.01% | 0.01% [1] | 1.00% |
| ING T. Rowe Price Diversified Mid Cap Growth Port. - Initial Class | 0.64% | -- | 0.02% | 0.66% | -- | 0.66% |
| ING UBS U.S. Balanced Portfolio - Class S | 0.75% | -- | 0.26% | 1.01% | -- | 1.01% |
| ING VP High Yield Bond Portfolio - Class I | 0.63% | -- | 0.49% | 1.12% | 0.32% [3] | 0.80% |
| ING VP Real Estate Portfolio - Class S | 0.80% | -- | 0.70% | 1.50% | 0.20% [3] | 1.30% |

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[1]  Directed Services Inc. has entered into a written expense limitation agreement with respect to ING FMR Earnings Growth Portfolio, ING JP Morgan Value Opportunities Portfolio, and ING Marsico International Opportunities Portfolio under which it will limit expenses of ING FMR[SM] Earnings Growth Portfolio, ING JP Morgan Value Opportunities Portfolio, and ING Marsico International Opportunities Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by Directed Services Inc. within three years. The amount ING FMR Earnings Growth, ING JP Morgan Value Opportunities, and ING Marsico International Opportunities Portfolios' expenses that are proposed to be waived, reimbursed or recouped is shown under the heading "Fees and Expenses Waived or Reimbursed." The expense limitation agreement will continue through at least May 2, 2006. The expense limitation agreement is contractual and shall renew automatically for one-year terms unless Directed Services Inc. provides written notice of the termination of the expense limitation agreement within at least 90 days prior to the end of the then current terms or upon termination of the management agreement.

[2] The Administrator of the Portfolio has contractually agreed to waive all or a portion of its administrative fees and/or reimburse administrative expenses for the Portfolio so that the Total Net Annual Operating Expenses for the Portfolio does not exceed 0.75% through April 30, 2006. Without this waiver, the Total Net Annual Operating Expenses would be 0.79%.

[3] ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading "Fees and Expenses Waived or Reimbursed." The expense limits will continue through at least December 31, 2005. The expense limitation agreement is contractual and shall renew automatically for one-year terms unless ING Investments, LLC provides written notice of the termination of the expense limitation agreements within 90 days of the then-current term or upon termination of the investment management agreement.

**Substitute Fund Investment Advisers/Sub-advisers and Investment Objectives.** The following table lists the investment advisers and subadvisers and information regarding the investment objectives of the Substitute Funds. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| ING Evergreen Heath Sciences Portfolio | **Investment Adviser:** Directed Services, Inc. **Subadviser:** Evergreen Investment Management Company, LLC | Seeks long-term capital growth. |
| ING Evergreen Omega Portfolio | **Investment Adviser:** Directed Services, Inc. **Subadviser:** Evergreen Investment Management Company, LLC | Seeks long-term capital growth. |
| ING FMR Earnings Growth Portfolio | **Investment Adviser:** Directed Services, Inc. **Subadviser:** Fidelity Management & Research Company | Seeks long-term capital appreciation. |
| ING JP Morgan Small Cap Equity Portfolio | **Investment Adviser:** Directed Services, Inc. **Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |
| ING JP Morgan Value Opportunities Portfolio | **Investment Adviser:** Directed Services, Inc. **Subadviser:** J.P. Morgan Investment Management Inc. | Seeks long-term capital appreciation. |
| ING Marsico International Opportunities Portfolio | **Investment Adviser:** Directed Services, Inc. **Subadviser:** Marsico Capital Management, LLC | Seeks long-term growth of capital. |
| ING MFS Utilities Portfolio | **Investment Adviser:** Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company | Seeks capital growth and current income (above that available from a portfolio invested entirely in equity securities). |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| ING Oppenheimer Strategic Income Portfolio | **Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc. | Seeks a high level of current income principally derived from interest on debt securities. |
| ING Pioneer Mid Cap Value Portfolio | **Investment Adviser:** Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc. | Seeks capital appreciation. |
| ING Pioneer Portfolio | **Investment Adviser:** Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio | **Investment Adviser:** ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| ING UBS U.S. Balanced Portfolio | **Investment Adviser:** Directed Services, Inc. **Subadviser:** UBS Global Asset Management (Americas) Inc. | Maximize total return over the long term. |
| ING VP High Yield Bond Portfolio | **Investment Adviser:** ING Investments, LLC | Seeks high level of current income and total return. |
| ING VP Real Estate Portfolio | **Investment Adviser:** ING Investments, LLC | Seeks total return. |